AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

January 26, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes, Assistant Director

Re: Jaguar Animal Health, Inc. — Request for Acceleration

Registration Statement on Form S-1

File No. 333-208905

Dear Ms. Hayes:

Acting on behalf of the several underwriters, we hereby join in the request of Jaguar Animal Health, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on January 28, 2016, or as soon thereafter as practicable.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between January 7, 2016 and January 26, 2016, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated January 7, 2016 and the Preliminary Prospectus dated January 26, 2016 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses.  We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours,

By: AEGIS CAPITAL CORPORATION

By:	/s/ Nils A. Ericson
Name: Nils A. Ericson
Title: Chief Compliance Officer